SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                            Essex International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    297025108
                     --------------------------------------
                                 (CUSIP Number)


                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                 85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000

--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 September 23, 1997
             -------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------

 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

         AF;OO;WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                        [X]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          810,166
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    810,166
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     810,166
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     BD-PN-IA
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF;OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          810,166
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    810,166
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     810,166
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC-PN

--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Advisors, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          279,777
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    279,777
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     279,777
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GS Capital Partners, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          279,777
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    279,777
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     279,777
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bridge Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------

--------------------
CUSIP NO. 297025108
--------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stone Street Performance Corp.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)  [  ]

                                                  (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                       [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          0
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     0
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                       [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                            ESSEX INTERNATIONAL INC.

          GS Capital Partners, L.P. ("GS Capital"), GS Advisors, L.P. ("GS Advisors"), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), Stone Street Performance Corp. ("Performance"), Goldman, Sachs & Co. ("GS") and The Goldman Sachs Group, L.P. ("GS Group", and together with GS, GS Advisors, Performance and the Limited Partnerships, the "Filing Persons")1 hereby amend the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by the Filing Persons with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Essex International Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

          The principal executive offices of the Company are located at 1601 Wall Street, Fort Wayne, Indiana 46802.

          Item 2 is hereby amended as follows:

Item 2.   Identity and Background.

          As of September 23, 1997, after giving effect to the Offering, GS and GS Group may be deemed to beneficially own 279,777 shares of Common Stock through GS Capital. In addition, as of September 23, 1997, GS and GS Group may be deemed to beneficially own 415,589 shares of Common Stock held in Managed Accounts and 114,800 shares held as a result of ordinary course trading activities of GS. GS and GS Group each disclaims beneficial ownership of shares of Common Stock (i) owned by GS Capital to the extent of partnership interests in GS Capital held by persons other than GS Group or its affiliates and (ii) held in Managed Accounts.

          Item 3 is hereby amended as follows:

--------
1 Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

Item 3.   Source and Amount of Funds or Other Consideration

          See Schedule IV hereto for transactions in the Common Stock (other than the sale of shares of Common Stock by the Limited Partnerships pursuant to the Offering and, with respect to GS, in its capacity as an underwriter in the Offering, each as further described in Item 4) which have been effected during the period from August 13, 1997 through September 23, 1997, all of which were effected in the ordinary course of business of GS. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $20,518,201. Funds for the purchase of shares of Common Stock held in Managed Accounts came from client funds. Funds for the purchase of shares of Common Stock in ordinary course trading activity came from the working capital of GS.

          Item 4 is hereby amended as follows:

Item 4.   Purpose of the Transaction.

          In connection with the Offering, which was consummated on September 23, 1997, pursuant to an Underwriting Agreement (U.S. Version), dated September 17, 1997 (the "U.S. Underwriting Agreement"), GS Capital, Stone Street and Bridge Street on September 23, 1997 sold to the underwriters named therein 1,462,275 shares of Common Stock, 22,717 shares of Common Stock and 13,688 shares of Common Stock, respectively, at a price of $36.10 per share (the "Purchase Price"). Concurrently with the above-described sale and also in connection with the Offering, pursuant to an Underwriting Agreement (International Version), dated September 17, 1997 (the "International Underwriting Agreement" and, together with the U.S. Underwriting Agreement, the "Underwriting Agreements"), GS Capital, Stone Street and Bridge Street on September 23, 1997 sold to the underwriters named therein 365,569 shares of Common Stock, 5,679 shares of Common Stock and 3,422 shares of Common Stock, respectively, at the Purchase Price. Pursuant to the overallotment options (the "Overallotment Options") provided for in the U.S. Underwriting Agreement and the International Underwriting Agreement, GS Capital may, until October 17, 1997, be required by the United States or international underwriters in the Offering to sell up to 223,822 and 55,955 shares of Common Stock, respectively, to such underwriters at the Purchase Price, solely for the purpose of covering overallotments, if any. GS was one of the several underwriters under the U.S. Underwriting Agreement, and Goldman Sachs International was one of the several underwriters under the International Underwriting Agreement.

          Pursuant to the Underwriting Agreements, GS Capital, Stone Street and Bridge Street have agreed during the period beginning from September 17, 1997 and continuing to and including the date 90 days after September 17, 1997 not to offer, sell, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, any additional shares of Common Stock or securities that are substantially similar to the Common Stock, including securities convertible into or exchangeable for or that represent the right to receive Common Stock, except with the prior written consent of GS.

          The foregoing summary of the Underwriting Agreements is qualified in its entirety by the Underwriting Agreements, which are filed as exhibits hereto and incorporated by reference into this Item 4.

          In connection with the Offering, each of the Limited Partnerships entered into a Custody Agreement, dated September 17, 1997 (collectively, the "Custody Agreements"), with The Bank of New York, as Custodian (the "Custodian"), pursuant to which the Custodian was given custody of the shares of Common Stock owned by the Limited Partnerships and was authorized and instructed to effect certain transfers of and transactions relating to such shares and in order to facilitate the Offering. The 279,777 shares of Common Stock owned by GS Capital and subject to the Overallotment Options will remain in the custody of the Custodian until the earlier of the exercise, in whole or in part, of the Overallotment Options or October 17, 1997.

          The foregoing description of the Custody Agreements is subject to, and qualified in its entirety by reference to, the form of Custody Agreement, which is filed as an exhibit hereto and incorporated by reference into this Item 4.

          Item 5 is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) As of September 23, 1997, GS Capital beneficially owned, and GS Advisors may be deemed to beneficially own, an aggregate of 279,777 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock reported to be outstanding as of September 17, 1997, after giving effect to the Offering (as reported in the Company's Prospectus dated September 12, 1997
(the "Prospectus")). As of September 23, 1997, after giving effect to the Offering, Stone Street, Bridge Street and Performance ceased to beneficially own any shares of Common Stock.

          As of September 23, 1997, GS and GS Group may be deemed to beneficially own an aggregate of 810,166 shares of Common Stock, including (i) the 279,777 shares of Common Stock beneficially owned by GS Capital described above, (ii) the 415,589 shares of Common Stock held in Managed Accounts and
(iii) the 114,800 shares held as a result of ordinary course trading activities of GS, representing in the aggregate approximately 2.7% of the Common Stock reported to be outstanding as of September 17, 1997 after giving effect to the Offering (as reported in the Prospectus).

          GS Group and GS disclaim beneficial ownership of (i) the shares of Common Stock beneficially owned by GS Capital to the extent of partnership interests in GS Capital held by persons other than GS Group or its affiliates and (ii) the shares of Common Stock held in Managed Accounts.

          None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto beneficially owns any shares of Common Stock as of September 23, 1997 other than as set forth herein.

          (c) Except as set forth in Schedule IV, no transactions in the Common Stock (other than the sale of shares of Common Stock by the Limited Partnerships pursuant to the Offering and, with respect to GS, in its capacity as an underwriter in the Offering, each as further described in Item 4) were effected by the Filing Persons or, to their knowledge, any of the persons listed on Schedules I, II-A or II-B hereto, during the period from August 13, 1997 through September 23, 1997. All of these transactions were effected in either the over-the-counter market or on the New York Stock Exchange by GS. The total consideration (exclusive of commissions) for shares of Common Stock purchased during this period was approximately $20,518,201.

          (d) Except in accordance with the Custody Agreement executed and delivered by GS Capital, as described in Item 4 above, and except for clients of GS who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) As of September 23, 1997, each of the Filing Persons ceased to beneficially own 5% of the outstanding shares of Common Stock.

          Item 6 is hereby amended as follows:


Item 6.  Contracts, Arrangements, Understandings or Relationships
         Involving Securities of the Issuer

          The Underwriting Agreements and the form of Custody Agreement are filed as exhibits hereto and incorporated into this Item 6 by reference. See
Item 4.

          Except as described in the Schedule 13D, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A or II-B hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

          Item 7 is hereby amended as follows:

Item 7.   Materials to be filed as Exhibits

          1.  The U. S. Underwriting Agreement.
          2.  The International Underwriting Agreement.
          3.  Form of Custody Agreement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  September 26, 1997
                                        GOLDMAN, SACHS & CO.

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Managing Director

                                        THE GOLDMAN SACHS GROUP, L.P.
                                        By:    The Goldman Sachs Corporation,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Executive Vice President

                                        GS ADVISORS, L.P.
                                        By:    GS Advisors, Inc.,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: President

                                        GS CAPITAL PARTNERS, L.P.
                                        By:    GS Advisors, L.P.,
                                               its general partner
                                        By:    GS Advisors, Inc.,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: President

                                        STONE STREET FUND 1992, L.P.
                                        By:    Stone Street Performance Corp.,
                                               its general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman

                                        Title: Vice President
                                        BRIDGE STREET FUND 1992, L.P.
                                        By:    Stone Street Performance Corp.,
                                               its managing general partner

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                        STONE STREET PERFORMANCE CORP.

                                        By:    /s/ Richard A. Friedman
                                               --------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Vice President

                                  SCHEDULE IV
                           Essex International, Inc.
                              Cusip No. 297025108


Purchases     Sales      Price     Trade Date      Settlement Date
---------     -----      -----     ----------      ---------------

    500                     38      17-Sep-97           23-Sep-97
    500                     38      17-Sep-97           23-Sep-97
  1,000                     38      17-Sep-97           23-Sep-97
    500                     38      17-Sep-97           23-Sep-97
  3,000                     38      17-Sep-97           23-Sep-97
  3,000                     38      17-Sep-97           23-Sep-97
  5,000                     38      17-Sep-97           23-Sep-97
  3,000                     38      17-Sep-97           23-Sep-97
  2,000                     38      17-Sep-97           23-Sep-97
  1,000                     38      17-Sep-97           23-Sep-97
  2,000                     38      17-Sep-97           23-Sep-97
  3,000                     38      17-Sep-97           23-Sep-97
  1,500                     38      17-Sep-97           23-Sep-97
  2,000                     38      17-Sep-97           23-Sep-97
  1,000                     38      17-Sep-97           23-Sep-97
    500                     38      17-Sep-97           23-Sep-97
  2,000                     38      17-Sep-97           23-Sep-97
              2,000     38.125      22-Sep-97           25-Sep-97
  3,000                     38      17-Sep-97           23-Sep-97
  2,000                     38      17-Sep-97           23-Sep-97
  2,500                     38      17-Sep-97           23-Sep-97
              2,500         38      22-Sep-97           25-Sep-97
  3,000                     38      17-Sep-97           23-Sep-97
              2,000         36      13-Aug-97           18-Aug-97
              1,000     34.125      18-Aug-97           21-Aug-97
              6,600     34.125      18-Aug-97           21-Aug-97
                200     34.375      18-Aug-97           21-Aug-97
                400     34.125      18-Aug-97           21-Aug-97
 15,000                     38      19-Sep-97           24-Sep-97
 52,000                     38      19-Sep-97           24-Sep-97
 20,800                     38      19-Sep-97           24-Sep-97
 38,600                     38      19-Sep-97           24-Sep-97
  5,300                     38      19-Sep-97           24-Sep-97
  6,200                     38      19-Sep-97           24-Sep-97
  2,700                     38      19-Sep-97           24-Sep-97
 11,400                     38      19-Sep-97           24-Sep-97
  1,600                     38      22-Sep-97           25-Sep-97
  4,000                     38      22-Sep-97           25-Sep-97
  2,100                     38      22-Sep-97           25-Sep-97
              9,000    38.0625      22-Sep-97           25-Sep-97
             99,500    38.0625      22-Sep-97           25-Sep-97
    700                     38      22-Sep-97           25-Sep-97
  3,200                     38      22-Sep-97           25-Sep-97
    700                     38      23-Sep-97           26-Sep-97
  8,100                     38      23-Sep-97           26-Sep-97
 11,600                     38      23-Sep-97           26-Sep-97
 10,000                     38      23-Sep-97           26-Sep-97
  3,900                     38      23-Sep-97           26-Sep-97
    700                     38      23-Sep-97           26-Sep-97
  8,100                     38      23-Sep-97           26-Sep-97
 11,600                     38      23-Sep-97           26-Sep-97
 10,000                     38      23-Sep-97           26-Sep-97
  3,900                     38      23-Sep-97           26-Sep-97

                                  SCHEDULE IV
                           Essex International, Inc.
                              Cusip No. 297025108


Purchases      Sales      Price     Trade Date      Settlement Date
---------      -----      -----     ----------      ---------------

   5,100                     38      23-Sep-97           26-Sep-97
               1,000         33      14-Aug-97           19-Aug-97
   1,000                  33.25      14-Aug-97           19-Aug-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
               1,000       38.5      18-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
                 250     32.875      14-Aug-97           19-Aug-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
               1,500       38.5      18-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
               1,000     38.125      18-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
   4,000                     38      17-Sep-97           23-Sep-97
   4,000                     38      17-Sep-97           23-Sep-97
   4,000                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
               1,000     38.125      19-Sep-97           24-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97

                                  SCHEDULE IV
                           Essex International, Inc.
                              Cusip No. 297025108


Purchases      Sales      Price     Trade Date      Settlement Date
---------      -----      -----     ----------      ---------------

   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
     600                     38      17-Sep-97           23-Sep-97
                 600     38.125      22-Sep-97           25-Sep-97
   1,400                     38      17-Sep-97           23-Sep-97
     200                     38      17-Sep-97           23-Sep-97
     700                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     600                     38      17-Sep-97           23-Sep-97
     800                     38      17-Sep-97           23-Sep-97
     700                     38      17-Sep-97           23-Sep-97
     700                     38      17-Sep-97           23-Sep-97
     700                     38      17-Sep-97           23-Sep-97
     300                 34.625      25-Aug-97           28-Aug-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
               1,000         38      23-Sep-97           26-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   3,500                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,800                     38      17-Sep-97           23-Sep-97
     300                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     800                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     800                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   7,000                     38      17-Sep-97           23-Sep-97
     400                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     800                     38      17-Sep-97           23-Sep-97

                                  SCHEDULE IV
                           Essex International, Inc.
                              Cusip No. 297025108


Purchases      Sales      Price     Trade Date      Settlement Date
---------      -----      -----     ----------      ---------------

   1,500                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
     700                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     300                     38      17-Sep-97           23-Sep-97
     300                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
     600                     38      17-Sep-97           23-Sep-97
     300                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
     300                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
               3,000      38.25      18-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
               3,000       38.5      18-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     900                     38      17-Sep-97           23-Sep-97
     725                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97

                                  SCHEDULE IV
                           Essex International, Inc.
                              Cusip No. 297025108


Purchases      Sales      Price     Trade Date      Settlement Date
---------      -----      -----     ----------      ---------------

     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   2,100                 38.615      18-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   2,800                 38.615      18-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     400                     38      17-Sep-97           23-Sep-97
     200                     38      17-Sep-97           23-Sep-97
     200                     38      17-Sep-97           23-Sep-97
     400                     38      17-Sep-97           23-Sep-97
     700                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     150                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     350                     38      17-Sep-97           23-Sep-97
     350                     38      17-Sep-97           23-Sep-97
     700                     38      17-Sep-97           23-Sep-97
               1,000     35.625      13-Aug-97           18-Aug-97
     450                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     600                     38      17-Sep-97           23-Sep-97

                                  SCHEDULE IV
                           Essex International, Inc.
                              Cusip No. 297025108


Purchases      Sales      Price     Trade Date      Settlement Date
---------      -----      -----     ----------      ---------------

   1,400                     38      17-Sep-97           23-Sep-97
     200                     38      17-Sep-97           23-Sep-97
     650                     38      17-Sep-97           23-Sep-97
     100                     38      17-Sep-97           23-Sep-97
     250                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
     500                     38      17-Sep-97           23-Sep-97
     300                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
               2,500    38.0625      18-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
               2,500    38.0625      18-Sep-97           23-Sep-97
   1,500                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   2,000                     38      17-Sep-97           23-Sep-97
   5,000                     38      17-Sep-97           23-Sep-97
  25,000                     38      17-Sep-97           23-Sep-97
   1,000                     38      17-Sep-97           23-Sep-97
   5,000                     38      17-Sep-97           23-Sep-97
   1,400                     38      17-Sep-97           23-Sep-97
   3,000                     38      17-Sep-97           23-Sep-97
   3,200                     38      17-Sep-97           23-Sep-97
     300                     38      17-Sep-97           23-Sep-97
   1,600                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97
   2,500                     38      17-Sep-97           23-Sep-97

                                 EXHIBIT INDEX



EX-1.A    The U. S. Underwriting Agreement.
EX-1.B    The International Underwriting Agreement.
EX-4      Form of Custody Agreement.